U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **May 2002**

MED NET INTERNATIONAL LTD.

(Exact Name of Registrant as specified in its charter)

Grosvenor House, 33 Church Street, Hamilton, Bermuda HM12
Tel: (441) 295-1422
(Address and telephone number of Registrant's principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [__] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

MED NET INTERNATIONAL LTD.
Grosvenor House
33 Church Street
Hamilton, Bermuda HM12

NOTICE OF ANNUAL AND SPECIAL MEETING OF MEMBERS TO BE HELD ON JUNE 24, 2002

TO: The Members of Med Net International Ltd.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of members of Med Net International Ltd. (the "Company") will be held at Grosvenor House, 33 Church Street, Hamilton, Bermuda, on Monday, the 24th day of June, 2002, at 10:00 a.m., local time, for the following purposes:

1. To receive and consider the financial statements of the Company for the financial year ended December 31, 2001, together with the report of the auditors thereon;

2. To elect directors for the ensuing year or until their successors have been elected and qualified;

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. To amend the Bye-Laws of the Company; and

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is an Information Circular, Form of Proxy, the comparative financial statements of the Company for the financial year ended December 31, 2001, together with the auditors' report thereon, annual report and a form whereby members can request to be added to the Company's supplemental mailing list.

Members who are unable to attend the Meeting are requested to complete, sign, date and return the Form of Proxy. A proxy will not be valid unless it is deposited with the Company, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED this 16th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jimmy S.H. Lee
JIMMY S.H. LEE
Chairman

MED NET INTERNATIONAL LTD.
Grosvenor House
33 Church Street
Hamilton, Bermuda HM12

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 16, 2002 FOR THE ANNUAL AND SPECIAL MEETING OF MEMBERS TO BE HELD ON JUNE 24, 2002 (THE "MEETING").

This Information Circular is furnished in connection with the solicitation of proxies by management of Med Net International Ltd. (the "Company") for use at the Meeting, at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company at nominal cost.

The cost of this solicitation will be borne by the Company.

The Company will also pay the broker–dealers, banks or other nominee members of record of the Company their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares of the Company.

All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

The Notice of Meeting, Form of Proxy and this Information Circular will be mailed to members commencing on or about May 20, 2002.

RECORD DATE AND NOTICE

The directors of the Company have set May 16, 2002 as the record date for determining which members shall be entitled to receive notice of and to vote at the Meeting. If a member transfers any shares after the record date and the new holder of such shares, at least 10 days before the date of the Meeting, establishes to the satisfaction of the directors of the Company that such holder owns the shares transferred, the new holder may have his or her name included in the list of members entitled to vote at the Meeting.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy (the "Proxy") as proxyholders are a proposed nominee for election as a director of the Company and a nominee of management of the Company. A member desiring to appoint some other person (who must also be a member) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Company, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

A member who has given a Proxy may revoke it by an instrument in writing delivered to the Company's office as stated at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof if given at least one hour before the commencement of the Meeting or any adjournment thereof, or in any manner provided by law.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Company, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders, in accordance with the instructions of the member appointing them, on any ballot that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Information Circular, the board of directors of the Company (the "Board") knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments or variations to matters identified in the Notice of Meeting should occur and/or other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

If no choice is specified by a member with respect to any matter identified in the Proxy or any amendments or variations to such matter, it is intended that the person designated by management in the Proxy will vote the shares represented thereby in favour of such matter and for substitute nominees of management for election as directors, if necessary.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 16, 2002, there were a total of 3,463,758 ordinary shares, par value of $0.30 of the Company issued and outstanding. Each ordinary share entitles the holder thereof to one vote.

To the knowledge of the directors and senior officers of the Company, the only party that owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding ordinary shares of the Company is as follows:

Name	Number of Shares Owned	Percentage of Outstanding Shares
Mercer International Inc.[(1)]	806,579	23%

(1) Jimmy S.H. Lee, a director of the Company, is also an officer and trustee of Mercer International Inc. ("Mercer"). Mr. Lee disclaims beneficial ownership over the Company's shares held by Mercer as that power rests with the Board of Trustees of Mercer.

ELECTION OF DIRECTORS

At the Meeting, members will be called upon to elect four directors for the ensuing year or until their successors are elected and qualified, unless a director's office is earlier vacated in accordance with the bye–laws of the Company, or unless the person becomes disqualified to act as a director. All nominees are currently directors of the Company. While management does not contemplate that any of the nominees will be unable to serve as a director, if any nominee should become unable to serve, proxies received will be voted for substitute nominees for election as directors as may be nominated by the Board.

Set forth below is information regarding each management nominee for election at the Meeting as a director of the Company:

Name, Municipality of Residence and Present Position with the Company	Principal Occupation	Director Since	Number of Shares Beneficially Owned Directly or Indirectly
Eugene Chen President, Chief Executive Officer, Chief Operating Officer and Director Shanghai, China	CEO and President since 1999 and COO since 1997 of Med Net; Director of Special Projects with Chiro Vision Corporation between 1993 and 1997	2000	15,060
Jimmy S.H. Lee[(1)] Chairman and Director Zurich, Switzerland	Chairman, President and Trustee of Mercer International Inc. since 1992	1997	806,580[(2)]
Anthony Jessop[(1)] Director Nassau, Bahamas	President of Jessop International Group Ltd. since 1992	1993	1
Peter Dickson[(1)] Director Hamilton, Bermuda	Managing Director of Guardian Management Company Limited since 1990	1993	16,667

(1) Member of the Audit Committee.

(2) Except for one share held directly by Mr. Lee, these shares are owned by Mercer International Inc. ("Mercer"). Mr. Lee is an officer and trustee of Mercer but disclaims beneficial ownership of any of the Company's shares owned by Mercer.

The Company does not have an executive committee of the Board.

STATEMENT OF EXECUTIVE COMPENSATION

The following table provides a summary of compensation paid during each of the last three financial years of the Company to the Chief Executive Officer. No other executive officer of the Company received a combined salary and bonus in excess of $100,000 during the most recently completed financial year:

Summary Compensation Table

Name and Principal Position	Financial Year Ended December 31,	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
					Awards	
		Salary ($)	Bonus ($)	Other Annual Compensation[(1)] ($)	Securities Under Options Granted (#)	
Eugene Chen President, Chief Executive Officer, Chief Operating Officer and Director	2001 2000 1999	185,868 178,248 178,284	19,987 19,702 44,571	– – 2,144	– – 60,000[(2)]	– – –

(1) The value of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Chief Executive Officer. Amounts reported in this column refer to imputed interest on loans.

(2) On August 23, 1999, members of the Company approved the consolidation of the Company's shares on a three-for-one basis. The number of shares under options granted to Eugene Chen are reported on a post-consolidation basis.

Stock Option Plan

The Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase ordinary shares of the Company to directors, officers and key employees of, and other persons providing ongoing services to, the Company. The maximum number of shares which may be reserved and set aside for issuance under the Plan is 666,667, which represents approximately 19.2% of the outstanding ordinary shares of the Company. The exercise price of an option may not be less than the closing market price of the Company's shares on The Toronto Stock Exchange (the "TSE") on the day prior to the date of grant of the option. In the event that the Company's shares are not traded during that time, the exercise price of the option shall be the average between the closing high and low board lot prices for the shares on TSE for the five trading days immediately prior to the date the option was granted. In addition, the Board of Directors of the Company may determine that the date of grant of an option is to be a future date, provided that the exercise price of the option shall be the weighted average trading price of the Company's shares on the TSE for the five preceding trading days immediately prior to the date of grant of the option, or in the event that the shares are not traded during that time, the exercise price of the option shall be the average between the closing high and low board lot prices for the shares on the TSE for the five trading days immediately prior to the date the option is granted. Options may be granted under the Plan for an exercise period of up to five years from the date of grant of the option.

The following table sets forth information relating to stock options held by the Chief Executive Officer as at May 16, 2002:

Name	Number of Shares Under Option	Expiry Date	Exercise Price per Share	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Market Value of Securities Underlying Options on the Date Hereof ($/Security)
Eugene Chen	60,000	December 13, 2004	$ 4.50	Nil	Nil

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth the information relating to the value of the stock options held by the Chief Executive Officer as at December 31, 2001:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2001 ($) Exercisable/ Unexercisable(1)
Eugene Chen	Nil	Nil	60,000/Nil	Nil/Nil

(1) The closing price of the Company's ordinary shares on the TSE on December 31, 2001 was $1.00.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Chen entered into an employment agreement with the Company on September 15, 1997, which was amended in November 1998 and renewed in December 1999 for a three year term. The agreement was subsequently renewed on March 29, 2002 for a term expiring December 15, 2005. The agreement provides for a base salary, bonuses and other compensation, including the grant of incentive stock options, to be paid to Mr. Chen for services rendered to the Company. The agreement provides that it may be terminated upon twelve months notice and, in the event that the agreement is terminated for any reason other than just cause or the resignation of Mr. Chen, he shall be entitled to receive payment from the Company equal to twelve months of his base salary, excluding any bonus or benefits.

Other than under Mr. Chen's employment agreement, the Company has no plan or arrangement in respect of compensating its executive officers in the event of the termination of their employment (by resignation, retirement or change of control) with the Company or in the event of a change in their responsibilities following a change in control of the Company where, in respect of each executive officer, the value of such compensation exceeds $100,000.

Compensation of Directors

The Company did not pay any compensation to directors for their services as directors during the fiscal year ended December 31, 2001, nor are there any arrangements for any such compensation to be paid. Directors are, however, reimbursed for reasonable expenses incurred in connection with their services as directors.

CORPORATE GOVERNANCE

Mandate of Board of Directors

The mandate of the Company's Board is to supervise the management of the business and affairs of the Company. In fulfilling its mandate, the Board oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

(a) strategic planning;
(b) management development and succession planning;
(c) major business development initiatives;
(d) reviewing the effectiveness of internal controls and management information systems;
(e) understanding the risks associated with the Company's business;
(f) reviewing the adequacy and form of compensation of executive officers;
(g) overseeing the policies for communicating with members and others; and
(h) the general review of the Company's results of operations, including the evaluation of the general and specific performance of management.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

(a) approval of the annual capital budget and any material changes to the budget documents;
(b) acquisitions or sales of significant properties;
(c) significant debt or equity financings;
(d) changes in management;
(e) all matters as required under *The Companies Act, 1981* (Bermuda); and
(f) significant changes in company policies, goals or objectives.

Although the Board did not hold any meetings during the year ended December 31, 2001, numerous items of business were conducted through the circulation of directors' consent resolutions which are passed by unanimous approval. Meetings of the Board are held as the need arises. The nature of items discussed by the Board is dependent upon the then current state of the Company's business and the opportunities or risks which the Company faces.

Composition of the Board of Directors

The TSE recommends that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSE defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from holding shares. The Company currently has five directors, four of whom are nominated for re-election. On application of this definition, three of the Company's current and proposed directors are unrelated. One current and proposed director of the Company is involved in the management of the Company and, as such, is not unrelated. One current director is not nominated for re-election, but is an unrelated director.

Independence from Management

The TSE states that the independence of a board of directors is most simply assured by appointing a chair who is not a member of management. Jimmy S.H. Lee, who is not a member of management of the Company, acts as the Chairman of the Board.

Committees of the Board of Directors

The Board currently has two committees, the Corporate Governance Committee and the Audit Committee. The Corporate Governance Committee is responsible for the Company's corporate governance system and implementing the Corporate Governance related guidelines of the TSE.

The Audit Committee is comprised of three directors, all of whom are unrelated directors. The Audit Committee meets with external auditors separately from management to review specific issues, reviews the financial statements of the Company and makes recommendations to the Board with respect to such statements. The Audit Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management, as well as the adequacy of the internal accounting control procedures and systems.

Other

The Company has no formal orientation and education program for new directors, although management of the Company makes itself available for discussion with all members of the Board.

The executive officers of the Company receive and respond to member enquiries. To date, the Board has not needed to take an active role in responding to member enquiries and concerns, except to the extent any member may make a personal enquiry to a particular director.

In certain circumstances it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Board.

APPOINTMENT OF AUDITORS

The persons named as proxyholders in the Proxy intend to vote for the reappointment of Davidson & Company, Chartered Accountants, as the Company's auditors until the next annual general meeting of members at a remuneration to be fixed by the Board. Davidson & Company were first appointed as the Company's auditors in 1996.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Except as disclosed below, no individual who is, or at any time since the beginning of the most recently completed financial year was, a director, executive officer or senior officer of the Company, and no proposed nominee for election as a director, or any associate of such director, officer or proposed nominee, is or at any time since the beginning of the most recently completed financial year has been indebted to the Company or any of its subsidiaries.

The aggregate indebtedness to the Company or any of its subsidiaries of all current and former directors, officers and employees of the Company or any of its subsidiaries as at May 16, 2002 hereof is $272,867. Set forth below is information regarding the indebtedness to the Company of Anthony Jessop, a director of the Company, and Eugene Chen, the President, Chief Executive Officer, Chief Operating Officer and a director of the Company:

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2001 ($)	Amount Outstanding As at May 16, 2002 ($)
Anthony Jessop[(1)] Director	Lender	125,941	125,941
Eugene Chen[(2)] President, Chief Executive Officer, Chief Operating Officer and Director	Lender	U.S. 83,279	U.S. 77,729

(1) The loan to Mr. Jessop is interest free and unsecured and is repayable upon demand.

(2) The loan to Mr. Chen bears interest at a variable rate as promulgated monthly by the U.S. Internal Revenue Service. The loan is unsecured and repayable on demand provided that demand may not be made while Mr. Chen is employed by the Company. Bonuses payable by the Company to Mr. Chen must be applied to repayment of the loan, until repaid in full. In the event of the termination of the employment of Mr. Chen with the Company for any reason, other than just cause, the loan will be repayable within 180 days of such termination.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no insider of the Company or proposed nominee for election as a director of the Company, or any associate or affiliate of such insider or proposed nominee, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries, except with respect to an interest arising from the ownership of shares of the Company where such person will receive no extra or special benefit or advantage not shared on a proportionate basis by all holders of the same class of shares in the capital of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as provided herein, no individual who has been a director or senior officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed management nominee for election as a director of the Company, or any associate or affiliate of such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Resolution to Amend Bye-Laws

At the Meeting, members of the Company will be asked to approve a resolution to amend the Bye-Laws of the Company by deleting Bye-Law 54A. A copy of Bye-Law 54A will be provided to a member upon request to the Company at the address of the Company's office as set forth herein to the attention of the Corporate Secretary and will be available for inspection at the Meeting.

Bye-Law 54A of the Company's Bye-Laws provides that any person that holds ordinary shares (or rights over shares) of the Company carrying voting rights equal to or greater than 25% of the voting rights that may be cast at any general meeting of the Company cannot vote such shares at a general meeting of the Company, either in person or by proxy or by his or her attorney, or give his or her consent with respect thereto unless the person first makes an offer to all members of the Company to acquire all of the outstanding shares in the capital of the Company held by them at a price not less than the highest price paid by the person for any shares of the Company. Accordingly, no member of the Company that holds 25% or more of the outstanding ordinary shares of the Company may vote such shares to pass any resolution relating to the Company without first making an offer to acquire all of the Company's shares held by other members of the Company. The offering price must be the highest price paid by the member for shares of the Company at any time. The Bye-Law was designed to prevent any significant member of the Company from unfairly acquiring or exercising control over the affairs of the Company, to the detriment of other members of the Company.

However, Bye-Law 54A also restricts *bona fide* offers for the Company's shares and limits the ability of the Company to raise funds. By restricting offers to the highest price paid by an offeror for shares in the capital of the Company, Bye-Law 54A restricts *bona fide* offers for shares in the capital of the Company that members may consider favourable. The fair value of the Company's shares fluctuates depending upon, among other things, economic conditions and future prospects for the Company. A person that purchased shares in the capital of the Company at a higher price than the fair value of the shares at a particular time may be unwilling or unable to make an offer for the Company's shares, which, at any particular time, may be in the best interests of the Company and its members. In addition, Bye-Law 54A may be a disincentive to a potential investor from investing any significant amount in the Company as the person would be restricted from exercising voting rights over the shares owned by the person once the person's interest in the Company meets the 25% threshold. As a result, Bye-Law 54A effectively restricts a change of control or changes in management of the Company that members may consider favourable and may make it substantially more difficult for the Company to raise funds.

Accordingly, the Company is proposing to delete Bye-Law 54A from the Company's Bye-Laws. The Company believes that the deletion of Bye-Law 54A from the Company's Bye-Laws is in the best interests of the Company and its members.

Members of the Company will be asked to vote for a resolution at the Meeting to authorize and approve the amendment to the Company's Bye-Laws by deleting Bye-Law 54A contained in such Bye-Laws in its entirety. The resolution must be passed by a majority of the votes cast by the members at the Meeting. The resolution to be passed at the Meeting will be in the form hereinafter set forth and with such amendments as may be required by counsel to the Company:

> "BE IT RESOLVED THAT the amendment to the Bye-Laws of Med Net International Ltd. by deleting Bye-Law 54A contained in such Bye-Laws in its entirety be and is hereby authorized and approved".

Resolution to Grant the Power to Revoke the Resolutions

Members of the Company will be asked to vote for a resolution at the Meeting to authorize the directors of the Company to revoke any or all of the resolutions passed at the Meeting without further approval from the members. This resolution must be passed by a majority of the votes cast by the members at the Meeting. The resolution to be passed at the Meeting will be in the form hereinafter set forth and with such amendments as may be required by counsel to the Company:

> "BE IT RESOLVED THAT notwithstanding that the foregoing resolution or resolutions have been duly passed by the members of the Company, the directors of the Company be and are hereby authorized to revoke all or any one of these resolutions at any time prior to their being acted upon without further approval from the members of the Company".

Resolution to Provide General Authority to any Director or Officer

Members of the Company will be asked to vote for a resolution at the Meeting to authorize any one director or officer of the Company to execute and deliver such documents and instruments, and to do or cause to be done, such acts and things, as in the opinion of such one director or officer of the Company may be necessary or desirable in order to carry out the intent of the resolution or resolutions passed at the Meeting. This resolution must be passed by a majority of the votes cast by the members at the Meeting. The resolution to be passed at the Meeting will be in the form hereinafter set forth and with such amendments as may be required by counsel to the Company:

> "BE IT RESOLVED THAT any one director or any one officer of the Company be and is hereby authorized, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done, such other acts and things, as in the opinion of such one director or one officer of the Company may be necessary or desirable in order to carry out the intent of the resolution or resolutions passed at the Meeting".

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to management shall properly be brought before the said Meeting, the Proxy given pursuant to this solicitation by management will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jimmy S.H. Lee
Jimmy S.H. Lee
Chairman

MED NET INTERNATIONAL LTD.
FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MED NET INTERNATIONAL LTD. (THE "COMPANY") FOR THE ANNUAL AND SPECIAL MEETING OF MEMBERS TO BE HELD ON JUNE 24, 2002 (THE "MEETING").

The undersigned, a registered member of the Company, hereby appoints Peter Dickson, a director of the Company, or failing him Rene Randall, or instead of either of them ______________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting or any adjournment thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

1. The election of directors of the Company:

   (a) EUGENE CHEN:

   FOR [ ] WITHHOLD FROM VOTING [ ]

   (b) ANTHONY JESSOP:

   FOR [ ] WITHHOLD FROM VOTING [ ]

   (c) JIMMY S.H. LEE:

   FOR [ ] WITHHOLD FROM VOTING [ ]

   (d) PETER DICKSON:

   FOR [ ] WITHHOLD FROM VOTING [ ]

2. The reappointment of Davidson & Company, Chartered Accountants, as auditors for the Company for the ensuing year and the granting of authorization to the directors to fix the remuneration to be paid to the auditors.

   FOR [ ] WITHHOLD FROM VOTING [ ]

3. The approval, by Ordinary Resolution, in substantially the form set out in the Information Circular relating to the Meeting, of the amendment to the Company's Bye-Laws by deleting Bye-Law 54A.

   FOR [ ] AGAINST [ ]

4. The approval, by Ordinary Resolution, in substantially the form set out in the Information Circular relating to the Meeting, of the grant of authorization to the directors to revoke all or any one of the resolutions passed at the Meeting prior to their being acted upon without further approval of the members of the Company.

   FOR [ ] AGAINST [ ]

5. The approval, by Ordinary Resolution, in substantially the form set out in the Information Circular relating to the Meeting, of the grant of authority to any one director or officer of the Company to do such acts and things and execute such documents as may be required to carry out the intent of the resolution or resolutions passed at the Meeting.

   FOR [ ] AGAINST [ ]

NOTES:

1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting.
2. **A member has the right to appoint a person (who must also be a member) to represent him or her at the Meeting other than the management nominees.** If you desire to designate as proxyholder a person other than Anthony Jessop or Peter Dickson, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.
3. A proxy, to be valid, must be dated and signed by a member or his or her attorney authorized in writing or, where a member is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual member or by an officer or attorney of a corporate member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument.
4. A proxy, to be effective, must be deposited with the Company, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

____
Signature

____
Name (Please Print)

____
Address

____

NUMBER OF SHARES HELD: ______________

DATED this ______ day of ______________________, 2002.

TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF
MED NET INTERNATIONAL LTD. (THE "COMPANY")

In accordance with National Policy Statement No. 41 entitled "Shareholder Communication", registered and beneficial members of the Company may elect annually to have their names added to the Company's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return this form to the Company at the following address:

MED NET INTERNATIONAL LTD.
Grosvenor House
33 Church Street
Hamilton, Bermuda HM 12

Name of Member: ________________________________

Address: ________________________________
(Street)

____
(City)

____
(Province or State)

____
(Postal or Zip Code)

Signature: ____
I certify that I am a registered or beneficial member of the Company.

Dated this ___ day of __________, 2002.

LOGAN INTERNATIONAL CORP.
Suite 1620, 400 Burrard Street
Vancouver, British Columbia, V6C 3A6

Telephone: (604) 683-5767 Facsimile: (604) 683-3205

May 21, 2002

TO: ONTARIO SECURITIES COMMISSION
TORONTO STOCK EXCHANGE
NOVA SCOTIA SECURITIES COMMISSION

Dear Sirs:

Re: Med Net International Ltd. (the "Corporation")

We confirm that the following material was sent by pre-paid mail on May 21, 2002, to the registered shareholders of the Corporation:

1. Notice of Annual and Special Meeting of Members to be held on June 24, 2002
2. Information Circular
3. Form of Proxy
4. Supplemental List Return Card
5. Return Envelope
6. Annual Report on Form 20-F for the fiscal year ended December 31, 2001

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedure pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the *Securities Act*, we are providing this material to you in our capacity as agent for the Corporation.

Yours truly,

LOGAN INTERNATIONAL CORP.

/s/ Melissa Cannon

Melissa Cannon

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: **MED NET INTERNATIONAL LTD.**

By: ______________________

JIMMY S.H. LEE
Chairman and Director

Date: May 22, 2002